CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(Dollars in thousands, except per share amounts)	2013	2012	2013	2012
Basic Earnings Per Share
Net income	$1,247	$1,141	$2,609	$2,196
Weighted average common shares	2,736,555	2,734,799	2,736,309	2,734,799

Basic Earnings Per Share	$0.45	$0.41	$0.95	$0.80

Diluted Earnings Per Share
Net income	$1,247	$1,141	$2,609	$2,196
Weighted average common shares	2,736,555	2,734,799	2,736,309	2,734,799
Weighted average effect of assumed stock options	2,153	1,247	2,123	889

Total	2,738,708	2,736,046	2,738,432	2,735,688

Diluted Earnings Per Share	$0.45	$0.41	$0.95	$0.80